Exhibit 99.2

Jianzhi Education Technology Group Company Limited Announces Closing of $5 Million Registered Direct Offering

BEIJING, June 3, 2026 — Jianzhi Education Technology Group Company Limited (NASDAQ: JZ) (the “Company” or “Jianzhi”) today announced the closing of its previously announced registered direct offering (the “Offering”). The Offering consisted of (1) 5,000,000 American Depositary Shares (the “ADSs”), and (2) accompanying series A warrants initially exercisable for 5,000,000 ADSs (the “Series A Warrants”). The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.00. The gross proceeds to the Company from the Offering are approximately $5 million before deducting placement agent fees and offering expenses. Jianzhi currently intends to use the net proceeds from the Offering for working capital and general corporate purposes, including but not limited to supporting business operations, content and product development, marketing activities, and other general corporate needs.

Maxim Group LLC served as the exclusive placement agent for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-283260), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024 and was declared effective by the SEC on December 9, 2024. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof have been filed with the SEC and form a part of the effective registration statement and are available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this current report is as of the date of this current report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net